# MUZINICH CAPITAL LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

MUZINICH CAPITAL LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2020

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-67832 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muzinich Capital LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

| New York | NY | 10022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig 212-888-3413
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

| 234 Summer Circle | Elwood | NY | 11731 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Ludwig _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Muzinich Capital LLC _____ , as
of December 31st _____ , 20 20 _____ , are true and correct.  I further swear (or affirm) that
neither  the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Mary K. Keiley

MARY K KEILEY
Notary Public - State of New York
NO. 01KE6374987
Qualified in New York County
My Commission Expires May 7, 2022

Notary Public

Signature

FinOp

Title

This report ** contains (check all applicable boxes):
- ☑ (a)  Facing Page.
- ☑ (b)  Statement of Financial Condition.
- ☑ (c)  Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d)  Statement of Changes in Financial Condition.
- ☑ (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g)  Computation of Net Capital.
- ☑ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☑ (l)  An Oath or Affirmation.
- ☐ (m)  A copy of the SIPC Supplemental Report.
- ☐ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LINDER & LINDER ■ *Certified Public Accountants*

234 Summer Circle, Elwood, NY 11731 (631) 462-1213

*Thomas Linder*
Gail *Linder*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Muzinich Capital LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Muzinich Capital LLC (the "Company") as of December 31, 2020, and the related statements of operations, cash flows, and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Muzinich Capital LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the overall the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The supplemental information included on pages 10 and 11 (the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2008.

Elwood, New York
March 15, 2021

# MUZINICH CAPITAL LLC
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2020

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $44,771 |
| Prepaid expenses | 1,084 |
| **Total Assets** | **$45,855** |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---:|
| Liabilities | |
|    Accrued expenses | $ 6,000 |
| Member's Equity | 39,855 |
| **Total Liabilities and  Member's Equity** | **$45,855** |

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

| | |
|---|---|
| **Revenues** | |
| Private placement | $ - |
| | |
| **Operating Expenses** | |
| Regulatory fees and assessments | 10,584 |
| Administrative fee | 15,000 |
| Consulting fee | 35,000 |
| Professional fees | 6,000 |
| Communication | 1,833 |
| Other expenses | 435 |
| Total Operating Expenses | (68,852) |
| **Net Loss** | **$ (68,852)** |

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

**Cash Flows from Operating Activities**

| | |
|---|---:|
| Net loss | $( 68,852) |
| Adjustment to reconcile net loss to net cash used in operating activities: | |
| Capital contributed in payment of expenses | 15,000 |
| Changes in operating assets and liabilities | |
| Decrease in prepaid expenses | 1,425 |
| Increase in accrued expenses | 3,000 |
| Net cash used by operating activities | (49,427) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Capital contributed | 50,000 |
| Net cash provided by financing activities | 50,000 |
| Net Increase In Cash and Cash Equivalents Activities | 573 |
| Cash and Cash Equivalents, Beginning | 44,198 |
| **Cash and Cash Equivalents, End** | **$ 44,771** |

**Supplemental Disclosure:**

**Non-Cash Financing Transaction**

| | |
|---|---:|
| Member's capital contribution in payment of expenses | $ 15,000 |

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

|                                                    | Member's Equity |
| -------------------------------------------------- | --------------- |
| Balance – December 31, 2019                        | $    43,707     |
| Capital contribution                               | 50,000          |
| Capital contributed in payment of expenses         | 15,000          |
| Net loss – 2020                                    | ( 68,852)       |
| Balance – December 31, 2020                        | $    39,855     |

See accompanying auditors' report and notes to financial statements.

## Note 1 - Summary of Significant Accounting Policies

Muzinich Capital LLC, (the "Company"), was organized September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

### Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when a contract with a customer exists, when a performance obligation has been identified and when the transaction price has been determined.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Note 1 - <u>Summary of Significant Accounting Policies (Continued)</u>

<u>Income Taxes</u>

Effective after the acquisition by the majority member, of the interest from the minority member, the Company became a single member limited liability company. Therefore, the Company is classified as a disregarded entity for income tax purposes. As such, there is no provision for Federal and State income taxes as the income or loss of the Company is included in the income tax return of the sole member.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company believes it is no longer subject to Federal, State or other taxing jurisdiction income tax examination for years prior to 2017.

Note 2 - <u>Related Party Transactions</u>

The Company has an administrative services agreement with an affiliate who is the sole member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Monthly allocations amounted to $1,250. Pursuant to the agreement, such allocation is treated as a capital contribution by the member. For the year ended December 31, 2020, administrative services amounted to $15,000.

The Company shares office space with its sole member and rental charges are included in the administrative services agreement. Professional standards require all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease agreements.

## Note 2 – Related Party Transactions (Continued)

Since the Company shares office space with its parent based on a cost share agreement, the standard has no significant effect on the financial statements.

The sole member will provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

## Note 3 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

## Note 4 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $36,032 which exceeded the required minimum net capital by $31,032. Aggregate indebtedness at December 31, 2020 totaled $6,000 and the ratio of aggregate indebtedness to net capital was .17 to 1.

## Note 5 – New Accounting Development

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019 and has been adopted by the Company for fiscal year ended December 31, 2020.

Note 5 – <u>New Accounting Development (Continued)</u>

The Company currently has no assets on its balance sheet that require measurement of credit losses. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

Note 6 – <u>Contingencies</u>

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the virus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the Unites States, including in each of the areas in which the Company operates. The Company has continued its operations throughout this pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the outbreak has impacted the Company's operations has not been significant and the Company expects this to remain the case.

MUZINICH CAPITAL LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020

**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

**Computation of Net Capital**

| | |
|---|---|
| Member's equity | $ 39,855 |
| Deductions - Non-allowable assets | |
| - WEB CRD | 2,739 |
| - Prepaid expenses | 1,084 |
| | 3,823 |
| **Net capital, as defined** | **36,032** |
| Minimum net capital required | 5,000 |
| **Net capital in excess of minimum requirement** | **$ 31,032** |
| **Net capital less greater of 10% of total indebtedness or 120% minimum net capital requirement** | **$ 30,032** |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| **Accounts payable and other liabilities** | **$ 6,000** |

**Ratio of aggregate indebtedness to net capital**

| | | | |
|---|---|---|---|
| Total aggregate indebtedness | $ 6,000 | = | .17 |
| Net capital | $ 36,032 | | |

The ratio of aggregate indebtedness to net capital is .17 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

MUZINICH CAPITAL LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020

**Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15C3-3**

The Company did not conduct any business activities that are covered by the exemptive provisions of SEC Rule 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. § 240.17a-5. As such, the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

**Reconciliation of Computation of Net Capital**

| | |
|---|---|
| Net capital, per focus report | $ 36,032 |
| **Net capital, as computed** | $ 36,032 |
| Aggregate indebtedness, per focus report | $ 6,000 |
| **Aggregate indebtedness, as computed** | $ 6,000 |

There are no material differences between the preceding comutation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2020.

See accompanying auditors' report.

## LINDER & LINDER ▪ *Certified Public Accountants*

234 Summer Circle, Elwood, NY 11731 (631) 462-1213

*Thomas Linder*
**Gail** *Linder*

### Report of Independent Registered Public Accounting Firm

To the Member of
Muzinich Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC 15c3-3, in which (1) Muzinich Capital LLC identified they do not claim exemption from SEC Rule 15c3-3, however, Muzinich Capital LLC (a) has not directly or indirectly received, held or otherwise owed funds or securities to or for customers, (b) did not carry accounts of or for customers, and (c) did not carry PAB accounts, ("exemption provisions") and (2) Muzinich Capital LLC stated that Muzinich Capital LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020, without exception. Muzinich Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Muzinich Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Elwood, New York
March 15, 2021



**MUZINICH CAPITAL LLC**
**EXEMPTION REPORT**
**DECEMBER 31, 2020**

Muzinich Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Muzinich Capital LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3

2. Muzinich Capital LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not conduct any securities transactions in 2020, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

______________________________
Muzinich Capital LLC

I, Michael Ludwig, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: FinOp

See accompanying accounting firm's exemption report.